Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Certain portions of this letter for which confidential treatment has been requested pursuant to Rule 83 have been omitted from the version filed via EDGAR. Information that has been omitted in the EDGAR-filed version has been noted in this letter with a placeholder identified by the mark “[***]” and has been delivered to the Securities and Exchange Commission.

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

VIA EDGAR TRANSMISSION

October 7, 2019

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street N.E.

Washington D.C. 20549-4631

Attn: Office of Manufacturing and Construction

Re:	Griffon Corporation
Form 10-K for the fiscal year ended September 30, 2018
Filed November 19, 2018
File No. 1-6620

Thank you for your letter dated September 4, 2019 regarding the above-referenced matter. In response to your comments, Griffon Corporation (“Griffon” or the “Company”) is supplying the information as detailed below. For your convenience, we have reproduced your comments, along with our responses, below. In situations in which we provide future expected disclosures, such disclosures have been drafted as though they were included in our Form 10-K for the year ended September 30, 2018. All amounts are in thousands unless otherwise noted.

Form 10-K for the year ended September 30, 2018

Management’s Discussion and Analysis Reportable Segments, page 34

1.	We note your presentation of combined segment adjusted EBITDA and combined segment operating profit from continuing operations herein and in your earnings release filed August 1, 2019. Please tell us how you determined these measures comply with Rule 100(b) of Regulation G. We note that the measures remove corporate overhead and other

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

items, which appear to be normal, recurring, cash operating expenses necessary to operate your business. Please refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

We understand your comment. In prospective filings we will remove the Segment Operating Profit and Segment Adjusted EBITDA reconciliations from the Management’s Discussion and Analysis (MD&A) section. The financial tables included in each of HBP’s and DE’s MD&A discussion will include only three lines: Revenue, Segment Adjusted EBITDA, and Depreciation and amortization expense. The MD&A section will refer the reader to our Reportable Segment footnotes for the definition of Segment Adjusted EBITDA, as well the reconciliation of Segment Adjusted EBITDA to Income Before Taxes. Our earnings release will reflect the same format.

Note 17 - Reportable Segments, page 95

2.	Provide additional detail about the roles and responsibilities of the CEO and COO with accompanying examples. Rule 83 Confidential Treatment Requested by Griffon Corporation [***] Your response should separately and specifically address, and include examples of, the COO’s role and responsibilities as segment manager of HBP and the COO’s role and responsibilities other than as segment manager of HBP.

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

3.	We note your response to comment 2(e) and have the following comments:

a.       You state that the CEO is solely responsible for allocating resources, in the form of capital expenditures or by acquiring new businesses, to the Operating Segments. Tell us whether you consider these to be the key operating decisions. If not, and/or if there are other key operating decisions, describe the key operating decisions in detail and tell us who makes those decisions;

Response:

We consider the CEO’s responsibility to allocate resources, in the form of capital expenditures or by acquiring new businesses, to the Operating Segments as strategic decisions, Rule 83 Confidential Treatment Requested by Griffon Corporation [***]. These decisions further support the CEO’s goals of increasing revenue, cash flow and Segment adjusted EBITDA as well as keeping with a diversified operating model which will be able

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

to operate through various economic cycles.

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

b.       Describe the resources to be allocated to segments and what is taken into consideration when deciding how to allocate them. Provide examples in your response.

Response:

The resources to be allocated to the OSs consist of capital expenditures and capital to acquire new businesses.

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

c.       You state in your response that the CEO reviews the financial performance of the Operating Segments by analyzing financial information in the Board Report, through “Scorecard” Meetings, and informal meetings. Tell us how each piece of financial information described in your response is used by the CEO to allocate resources and assess performance.

Response:

It is important to note that Operating Segments utilize resources to fund tactical objectives the COO establishes to execute the CEO’s strategic objectives. Consequently, the CEO allocates resources to the Operating Segments that have the highest probability of supporting his strategic objectives. The CEO believes that the most accurate measure of an Operating Segments ability to support his strategic objectives is their respective financial performance, as measured by Segment Adjusted EBITDA. As stated in our Response Letter, the CEO reviews the financial performance of the Operating Segments by analyzing financial information in the Board Report, through Scorecard Meetings, and informal meetings and uses this financial information to assess Operating Segment performance for the purpose of allocating resources, in the form of capital expenditures and capital to acquire businesses, to the Operating Segments.

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

4.	You state in your response to comments 3 and 4 that AMES and CBP income statement

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested
By Griffon Corporation
Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

results as compared to budget and comparative prior-year periods are provided to the CEO to assist the CEO in better understanding the drivers behind the HBP Operating Segment’s financial performance, but not for the purpose of allocating resources to the AMES and CBP Product Groups. We have the following comments:

a.       Tell us what specific information about AMES and CBP the CEO is reviewing when he is looking to better understand the drivers of HBP’s financial performance and describe in further detail how this information is used by the CEO; and

Response:

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

b.       Tell us whether similar information (e.g., budget versus actual) is provided for the DE product lines. If no such information is provided, tell us why.

Response:

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

5.	Although you disclose on page 96 that Segment adjusted EBITDA is the measure by which you evaluate performance and allocate resources, we note that you also present Segment operating profit. If your CODM also uses this measure in assessing segment performance and deciding how to allocate resources, the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please refer to ASC 280-10-50-28 and advise. Additional segment profit or loss measures may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and Item 10(e) of Regulation S-K. Lastly, tell us whether Segment adjusted EBITDA and Segment operating profit are included in the financial information you described in response to comments 3 and 4, and if so, which one(s).

Response:

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested
By Griffon Corporation
Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

6.	We note that the CEO and Board of Directors receives profitability by geographic location for AMES, profitability by customer type for CBP, and gross profit by product line for DE. Clarify how “profitability” is defined for each metric, why the profitability information for each differs and how it is used by the CEO in allocating resources and assessing performance.

Response:

Profitability means Gross Profit (defined as Sales less Cost of Goods Sold). In our prior response, profitability by geographic location for AMES and profitability by customer type for CBP is the same as the Gross Profit by Product Line for DE.

The Gross Profit information differs between the Product Groups and Lines of Businesses because Product Group or Line of Business management have developed the style, content and format in which they analyze and measure their financial performance that best fits their specific business. The CEO is provided the information in this same format and no standardization is required. The CEO is not using this information to make operating decisions or to allocate resources. This process also helps provide an appropriate level of information to support the CEO’s responsibilities in interacting with the investment community.

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

7.	We note your response to comment 2(g). Please provide a more detailed description of your budget process. In your response, tell us:

a.       Who approves the budget at each step of the process, including any steps prior to the budget being provided to the senior leadership team. In this regard, your response states that “[g]enerally, the CEO / CODM, with input from the senior leadership team, will suggest changes and or approve the strategic plan which includes the budget at either the consolidated and Operating Segment level.” Please clarify which individual or group of individuals approves the budget, and whether the budget is at the consolidated level, the operating segment level, or some further level of disaggregation.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested
By Griffon Corporation
Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Response:

Rule 83 Confidential Treatment Requested by Griffon Corporation

[***]

Based on the above discussion, Ronald J. Kramer is the CEO / CODM and we believe that we have appropriately identified HBP and DE as the Company’s Operating Segments. Should you require any further information, please do not hesitate to contact me.

Very truly yours,
/s/ Brian G. Harris
Brian G. Harris

Senior Vice President
Chief Financial Officer

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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